

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

Chris Lucas
Group Finance Director
Barclays PLC
1 Churchill Place
London E14 5HP, England

> **Re:** **Barclays PLC**
> **Form 20-F**
> **Filed March 19, 2010**
> **File No. 001-09246**

Dear Mr. Lucas:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael Seaman
Special Counsel